October 26, 2007

Daniel Morris, Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Union Pacific Corporation

Definitive 14A Filed March 28, 2007

File No. 001-06075

Dear Mr. Morris:

This letter is in response to the comment letter, dated September 26, 2007, addressed to Mr. James R. Young, Chairman, President and Chief Executive Officer of Union Pacific Corporation (the Company), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced definitive proxy statement filed March 28, 2007 (Proxy Statement).

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

Consideration of Director Nominees, page 6

1. Please provide a summary of the procedural and substantive requirements, as set forth by the bylaws, for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Response:

The Company’s By-Laws require shareholders desiring to suggest director candidates for consideration at the annual meeting to provide the following information to the Secretary of the Company: (i) the name, age, business and residence addresses of the candidate, (ii) the principal occupation of the candidate, and (iii) the number of shares of Company common stock beneficially owned by the candidate.

The shareholder must also provide (i) his or her name and address, (ii) the number of shares of Company common stock beneficially owned, (iii) a description of all arrangements between himself or herself and the candidate and any other person pursuant to which the nomination is being made, and (iv) the candidate’s written consent agreeing to the nomination and to serve as a director if elected.

The time period for shareholders to submit director recommendations and how to obtain a copy of the Company’s By-Laws, including our website address, are provided on page 6 of our Proxy Statement. Also provided on pages 6 and 7 of our Proxy Statement is a description of how the Corporate Governance and Nominating Committee reviews and evaluates director candidates.

We will revise our future filings accordingly to include these By-Law requirements for director recommendations submitted by shareholders.

Director Compensation in Fiscal Year 2006, page 13

2. The statement on page 13 relating to the “stated preference of the SEC” is not clear. Clarify the reference to the SEC’s “preference.” Refer also to similar disclosure that appears under the “Company Grant Practices” subsection on page 34.

Response:

Regulation S-K Item 402(d)(2)(vii) requires that if the exercise or base price of the option granted is less than the closing market price of the underlying security on the date of grant, a separate adjoining, column showing the closing market price on the date of grant shall be added to the Grants of Plan-Based Awards Table. Additionally, Instruction 3 to Regulation S-K Item 402(d) requires a description of the methodology for determining the exercise or base price of the option either by footnote or accompanying textual narrative if the exercise or base price of the option granted is not the closing market price. These requirements differ from the accounting standards and tax rules, which provide a variety of acceptable approaches for calculating fair value.

The Compensation and Benefits Committee (the Committee) changed how the Company sets the exercise price of stock options from the average of the high and low trading price of our common stock on the date of grant to the closing price of our common stock on the date of grant directly in response to the Commission’s adoption of rules creating a disparity in treatment between approaches for determining market price. We sought to explain the basis for this action in our Proxy Statement; however, we will remove this reference in future filings.

Non-Employee Director Compensation in Fiscal Year 2006, page 13

3. For each director, disclose by footnote to the stock awards column the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response:

We confirm supplementally that the stock awards granted to non-employee directors of the Company are not subject to a risk of forfeiture, and we direct your attention to the second sentence of Footnote (e) to the table on page 13 of our Proxy Statement entitled Non-Employee Director Compensation in Fiscal Year 2006, stating that the grant date fair value of the stock awards is equal to the amount reported in the stock awards column.

Policy and Procedures with Respect to Related Party Transactions, page 16

4. It appears that both the Audit Committee and the Corporate Governance and Nominating Committee review related party transactions. Please explain how the two committees share responsibility for that review. Refer to Item 404(b) of Regulation S-K.

Response:

As described on page 16 of our Proxy Statement, in addition to the Company’s Related Party Transaction Policies and Procedures (the Related Party Policy), which was adopted in February 2007, the Company has a written Statement of Policy: Ethics and Business Conduct (the Business Conduct Policy) that requires Audit Committee review of all transactions between the Company and its executive officers, and the Corporate Governance and Nominating Committee reviews related party transactions involving directors and director nominees in conjunction with director independence determinations. These policies pre-date but continue in operation following the adoption of the Related Party Policy. With the formal adoption of the Company’s Related Party Policy, the Corporate Governance and Nominating Committee will review all related party transactions, including those that may be referred to it by the Audit Committee when the Audit Committee receives a report of such a transaction from an executive required to disclose the transaction under the Company’s Business Conduct Policy.

We will revise our future filings to more clearly state that the Audit Committee continues to receive reports of transactions under the Company’s Business Conduct Policy and refers transactions covered by the Related Party Policy to the Corporate Governance and Nominating Committee for review and approval or ratification.

Competitive Market Review, page 28

5. If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

As stated on page 28 of our Proxy Statement, the Committee benchmarks salary, Total Cash Compensation and Total Direct Compensation for the Named Executive Officers.

Salaries are benchmarked against national survey data of over 200 companies with revenues greater than $10 billion, which includes companies from the peer group described on page 28 of our Proxy Statement. Typically, the Company obtains three such surveys from independent third parties. As described on page 28 of our Proxy Statement, the Committee generally seeks to establish base salaries below the median of this broader group of surveyed companies. Please refer to page 39 of our Proxy Statement where we discuss the salary for each Named Executive Officer, disclose the actual percentile range of the salary set for each Named Executive Officer and explain any variance from our policy of targeting salaries below the median.

The Committee benchmarks Total Cash Compensation and Total Direct Compensation against the 13 peer group companies (the Peer Group) disclosed on page 28 of our Proxy Statement. As described on page 28, the Committee targets a range between the median and the seventy-fifth percentile of the Peer Group for Total Cash Compensation and Total Direct Compensation. For 2006, all of the Named Executive Officers were below the seventy-fifth percentile of the Peer Group for Total Direct Compensation. All the Named Executive Officers also were below the seventy-fifth percentile of the Peer Group for Total Cash Compensation except for Mr. Duffy due to his last salary increase in 2005 as explained on page 39.

We will revise our future filings accordingly to more clearly explain these aspects of the Committee’s benchmarking process.

Compensation Mix, page 28

6. We note your discussion of your targeted mix of equity compensation. Please disclose how the company assesses retention risk and the procedures by which an executive’s equity compensation mix is altered when risk is perceived. See Item 402(b)(1)(v) of Regulation S-K.

Response:

We refer you to the description of our policy regarding the targeted mix of equity compensation on page 28 of our Proxy Statement and confirm supplementally that there was no variation from this policy during the year due to the assessment of retention risk except with respect to Mr. Davidson. The Company determined that there was no retention risk with respect to Mr. Davidson due to his anticipated retirement in January 2007. Accordingly, as disclosed on pages 40 and 43 of our Proxy Statement, Mr. Davidson did not receive any equity compensation awards in 2006. In the future, we will continue to describe and more clearly reference any variances from our policy resulting from the assessment of retention risk or other circumstances.

Tally Sheets, page 29

7. As appropriate, please add disclosure addressing the Committee’s analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program. See Item 402(b)(1)(vi) of Regulation S-K.

Response:

The Committee refers to Tally Sheets when a specific compensation decision is being made, such as consideration of a salary increase or determination of annual bonus compensation for a Named Executive Officer. In 2006, the Committee used Tally Sheets only as a reference point when it reviewed the elements of compensation consistent with the policies described herein and in the Compensation Discussion and Analysis, including the benchmarking procedures described in our response to comment 5. If applicable, we will disclose in future filings how analysis of Tally Sheet information has affected specific awards or our program. When we refer to Tally Sheets in other circumstances, we will clarify that they are used as a reference point for assessing consistency of awards with the policies described in the Compensation Discussion and Analysis.

Compensation Elements, page 29

8. Please disclose more fully how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, analysis of how you set the total amount of cash available for distribution in the incentive pool or how the evaluation of corporate and individual performance resulted in the specific payouts set forth in column (d) of the Summary Compensation Table. Provide a description of the specific levels of achievement of each named executive officer relative to the corporate performance as well as any additional information pertaining to each individual’s performance that the Committee considered in determining specific payout levels for 2006. Similarly, you have provided limited analysis of how you determined the number of stock options and restricted stock granted in 2006. Please disclose the specific factors you considered in ultimately approving particular pieces of each named executive officers’ compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

We will address your comments with respect to the incentive pool and the annual cash bonus in our response to comment 10 below.

With respect to stock options and restricted stock, please refer to our discussion on pages 30 and 31 of our Proxy Statement. As described on page 30, the Committee’s objective for long-term incentives generally is to provide 50% to 70% of each Named Executive Officer’s Total Direct Compensation in the form of equity compensation and, in setting the size of long-term incentive awards, the Committee’s goal is for our Named Executive Officers to be between the median and seventy-fifth percentile of the Peer Group for Total Direct Compensation. The Senior Vice President-Human Resources (SVP-HR) and Chief Executive Officer (CEO) recommend to the Committee an aggregate value of long-term incentive awards for each Named Executive Officer (other than for the Chairman and CEO, a determination that is reserved for the Committee), consistent with these standards. The Committee considered these recommendations, as well as the responsibility, individual performance and achievements of each Named Executive Officer, and determined the final amount of the stock awards for each Named Executive Officer within the percentile ranges discussed above. Within the parameters described above, these determinations reflected subjective assessments that can not be quantified in terms of purely objective or quantitative criteria. As described on pages 31 and 40, once the final value of the stock awards were determined for each Named Executive Officer, the awards of long-term incentives were allocated as 25% performance stock units, 25% retention stock units and 50% stock options. As reflected in our response to Comment 6, we disclosed the bases for varying this approach for Mr. Davidson, and in the future we will continue to disclose any variation from these policies with respect to a Named Executive Officer.

9. Please provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards. See Item 402(b)(1)(v) of Regulation S-K.

Response:

Please refer to our responses to comment 8 and comment 10 and to the discussion on pages 36 through 40 of our Proxy Statement.

Annual Cash Bonus, page 29

10. Although you state that you do not use targets, it is not clear how the internal measure of average network velocity and annual operating income growth that you use to calculate the funding of the incentive pool differ from specific items of corporate performance that you are required to disclose under Item 402(b)(2)(v). Accordingly, please disclose the actual quantitative and qualitative measures of corporate performance that you correlate with the earning of bonus compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. General statements regarding the level of difficulty or ease associated with achieving corporate goals are generally not sufficient. In discussing how difficult it will be for the company to achieve the performance objectives, please provide as much detail as necessary without providing information that would result in competitive harm.

Response:

As described on page 30 of our Proxy Statement, the internal measure of average network velocity and annual operating income growth were the criteria used by the Committee to determine the amount of the incentive bonus pool for 2006. The incentive bonus pool was used to fund bonuses for approximately 150 executive level employees, including the Named Executive Officers. The total amount of the pool had no direct correlation to the bonus amount an individual executive was awarded, and for 2006 the amount of the pool was not a material factor in the amount of the bonus each executive received. As described in the Compensation Discussion and Analysis, we do not use targeted bonuses for any of our Named Executive Officers. Instead, because bonuses are based upon subjective assessments that are not analyzed in terms of purely objective or quantitative criteria, we have set forth the way that qualitative inputs are ultimately translated into objective pay determinations. The Committee’s policy of generally targeting a range between the median and 75th percentile of the Peer Group for Total Cash Compensation provides the framework for annual bonus determinations. As described on page 30, the bonus of each executive, including the Named Executive Officers, was based upon a combination of corporate and individual performance, which includes safety, customer service, leadership or other criteria as appropriate for each position. As explained on pages 30 and 37, after the end of the performance year, the CEO and the SVP-HR reviewed corporate, operational and individual performance for the Named Executive Officers other than the CEO and provided the Committee with an annual cash bonus recommendation for each Named Executive Officer. The Committee alone assessed the bonus for the CEO and the Chairman. The Committee then determined annual cash bonuses based on the Committee’s review of the Company’s overall performance and individual accomplishments, as described on page 39, exercising business judgment without assigning specific weights to any one factor. Please refer to pages 36 through 39 for the assessment of the Company’s performance and the responsibility, individual performance and achievements of each Named Executive Officer considered by the CEO and SVP-HR in making the annual cash bonus recommendations and by the Committee in determining annual bonus awards for all the Named Executive Officers.

Performance Stock Units, page 31

11. We note that the company’s long-term incentive compensation utilized non-overlapping performance periods prior to its restructuring in 2006. To the extent that the performance periods ended in 2006, or will end subsequent to 2006, please disclose the applicable performance targets. Refer to the immediately preceding comment for additional guidance.

Response:

We confirm supplementally that there were no other performance periods from the Company’s prior long-term incentive program that ended in 2006. The Company’s prior long term incentive program contained a three-year performance period (2001-2003) and awards that were earned vested on January 31, 2004.

Summary Compensation Table, page 41

12. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release 33-8732A. In this regard, please provide a more detailed analysis of how and why Mr. Young’s compensation differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Provide similar disclosure as it relates to Mr. Davidson.

Response:

We confirm supplementally that each of the Named Executive Officers were subject to the same compensation policies. For example, Mr. Young’s salary, Total Cash Compensation and Total Direct Compensation were benchmarked similarly to his peers (as explained in our response to comment 5) as were the salaries, Total Cash Compensation and Total Direct Compensation of the other Named Executive Officers. Additionally, Mr. Young’s annual bonus was determined by the Committee through the same subjective process described in response to comment 10 as for the other Named Executive Officers, as described on page 30 and pages 36 through 39 of our Proxy Statement. Differences in some elements of Mr. Davidson’s compensation due to his retirement were disclosed where applicable on pages 39, 40, 43 and 51 of our Proxy Statement.

13. Please revise footnote (a) to explicitly state that the amounts recognized have been calculated in accordance with FAS 123R, rather than “applicable accounting standards.” Please make similar revisions to footnotes (c) and (e) of the Non-Employee Director table, footnote (b) of the Grants of Plan-Based Awards table, and elsewhere as appropriate.

Response:

We note your comment and will comply accordingly in future filings.

Potential Payments Upon Termination, Change in Control or Death or Disability, Page 51

14. Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response:

As described on page 33 of our Proxy Statement, the Named Executive Officers do not have individual severance agreements or arrangements with the Company. As disclosed in our Proxy Statement, other than payouts of vested amounts under pension and deferred compensation arrangements, the only benefits potentially triggered by severance or change in control arise under the Company’s Key Employee Continuity Plan (the Continuity Plan). The Continuity Plan was adopted by the Board of Directors in November 2000 and its benefits are triggered upon the occurrence of both a change in control and the executive’s subsequent termination as described on page 52. As explained on page 34 of our Proxy Statement, the multiples used to determine an executive’s lump sum severance payment in the event of termination following a change in control were determined by the Committee based upon competitive data. We disclosed the only benefit or arrangement given to a Named Executive Officer upon retirement or termination from the Company. Specifically, on page 51, we disclosed that Mr. Davidson received no incremental benefits upon his retirement from the Company other than the arrangement for office space and secretarial support.

We confirm supplementally that because we do not have individual severance agreements with the Named Executive Officers, an analysis of such agreements or arrangements does not affect decisions regarding other elements of compensation. To the extent that such arrangements ever become applicable, we will disclose those and provide such analysis.

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6765, or Christine Neuharth, General Corporate Attorney, at (402) 544-4764, if you should have any questions or further comments.

Very truly yours,

/s/ James J. Theisen, Jr.
James J. Theisen, Jr.
Assistant General Counsel
Union Pacific Corporation

cc:	James R. Young, Chairman, President & Chief Executive Officer, Union Pacific Corporation

Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer, Union Pacific Corporation

Union Pacific Corporation Compensation and Benefits Committee
Thomas J. Donohue, Chair
Erroll B. Davis, Jr.
Michael W. McConnell
Thomas F. McLarty III
Steven R. Rogel